UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GLOBALSCAPE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37940G109

(CUSIP Number)

210/GSB Acquisition Partners, LLC

Attention: C. Clark Webb, Robert H. Alpert

8214 Westchester Drive, Suite 950

Dallas, Texas 75225

214-999-6082

with a copy to:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37940G109

1.	Names of Reporting Persons 210/GSB Acquisition Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,274,800 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,274,800 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,274,800 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	210/GSB Acquisition Partners, LLC (“GSB Acquisition”) holds directly 3,274,800 shares of common stock of GlobalSCAPE, Inc. (the “Issuer”). GSB Acquisition is managed by its sole member, 210 Capital, LLC (“210 Capital”), which is managed by its members Covenant RHA Partners, L.P. (“RHA Partners”) and CCW/LAW Holdings, LLC (“CCW Holdings”). C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, Inc. (“RHA Investments”), and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	The percentage is calculated based upon 21,303,467 shares of the Issuer’s common stock issued as of December 31, 2016, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2017.

CUSIP No. 37940G109

1.	Names of Reporting Persons 210 Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,274,800 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,274,800 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,274,800 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	GSB Acquisition holds directly 3,274,800 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, 210 Capital may be deemed to share voting and dispositive power with GSB Acquisition, CCW Holdings, RHA Partners, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that GSB Acquisition holds.
(2)	The percentage is calculated based upon 21,303,467 shares of the Issuer’s common stock issued as of December 31, 2016, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2017.

CUSIP No. 37940G109

1.	Names of Reporting Persons Covenant RHA Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,274,800 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,274,800 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,274,800 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	GSB Acquisition holds directly 3,274,800 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, RHA Partners may be deemed to share voting and dispositive power with GSB Acquisition, 210 Capital, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that GSB Acquisition holds.
(2)	The percentage is calculated based upon 21,303,467 shares of the Issuer’s common stock issued as of December 31, 2016, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2017.

CUSIP No. 37940G109

1.	Names of Reporting Persons CCW/LAW Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,274,800 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,274,800 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,274,800 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	GSB Acquisition holds directly 3,274,800 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, CCW Holdings may be deemed to share voting and dispositive power with GSB Acquisition, 210 Capital, RHA Partners, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that GSB Acquisition holds.
(2)	The percentage is calculated based upon 21,303,467 shares of the Issuer’s common stock issued as of December 31, 2016, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2017.

CUSIP No. 37940G109

1.	Names of Reporting Persons RHA Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,506,300 (1) (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,506,300 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,506,300 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	GSB Acquisition holds directly 3,274,800 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, RHA Investments may be deemed to share voting and dispositive power with GSB Acquisition, 210 Capital, CCW Holdings, RHA Partners, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that GSB Acquisition holds.
(2)	ACM holds directly 231,500 shares of common stock of the Issuer. RHA Investments is the general partner and has the power to direct the affairs of ACM. Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, RHA Investments may be deemed to share voting and dispositive power with Mr. Alpert over the shares of the Issuer’s common stock that ACM holds.
(3)	The percentage is calculated based upon 21,303,467 shares of the Issuer’s common stock issued as of December 31, 2016, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2017.

CUSIP No. 37940G109

1.	Names of Reporting Persons Atlas Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 231,500 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 231,500 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 231,500 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	ACM holds directly 231,500 shares of common stock of the Issuer. ACM is managed by its general partner, RHA Investments. Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, Mr. Alpert may be deemed to share voting and dispositive power with RHA Investments over the shares of the Issuer’s common stock that ACM holds.
(2)	The percentage is calculated based upon 21,303,467 shares of the Issuer’s common stock issued as of December 31, 2016, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2017.

CUSIP No. 37940G109

1.	Names of Reporting Persons Robert H. Alpert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,506,300 (1) (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,506,300 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,506,300 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	GSB Acquisition holds directly 3,274,800 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, Mr. Alpert may be deemed to share voting and dispositive power with GSB Acquisition, 210 Capital, CCW Holdings, RHA Partners, RHA Investments and Mr. Webb over the shares of the Issuer’s common stock that GSB Acquisition holds.
(2)	ACM holds directly 231,500 shares of common stock of the Issuer. ACM is managed by its general partner, RHA Investments. Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, Mr. Alpert may be deemed to share voting and dispositive power with RHA Investments over the shares of the Issuer’s common stock that ACM holds.
(3)	The percentage is calculated based upon 21,303,467 shares of the Issuer’s common stock issued as of December 31, 2016, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2017.

CUSIP No. 37940G109

1.	Names of Reporting Persons C. Clark Webb
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 231,507
	8.	Shared Voting Power 3,274,800 (1)
	9.	Sole Dispositive Power 231,507
	10.	Shared Dispositive Power 3,274,800 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,506,307 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	GSB Acquisition holds directly 3,274,800 shares of common stock of the Issuer and Mr. Webb holds directly 231,507 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, Mr. Webb may be deemed to share voting and dispositive power with GSB Acquisition, 210 Capital, CCW Holdings, RHA Partners, RHA Investments and Mr. Alpert over the shares of the Issuer’s common stock that GSB Acquisition holds.
(2)	The percentage is calculated based upon 21,303,467 shares of the Issuer’s common stock issued as of December 31, 2016, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2017.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of common stock (the “Common Stock”) of GlobalSCAPE, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission by and on behalf of the Reporting Persons (as defined below). Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D filed with the Securities and Exchange Commission.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

“(a)    This Schedule 13D is jointly filed by and on behalf of each of 210/GSB Acquisition Partners, LLC, a Texas limited liability company (“GSB Acquisition”), 210 Capital, LLC, a Delaware limited liability company (“210 Capital”), Covenant RHA Partners, L.P., a Texas limited partnership (“RHA Partners”), CCW/LAW Holdings, LLC, a Texas limited liability company (“CCW Holdings”), RHA Investments, Inc., a Texas corporation (“RHA Investments”), Atlas Capital Management, L.P., a Texas limited partnership (“ACM”), Robert H. Alpert, a United States citizen, and C. Clark Webb, a United States citizen (Messrs. Alpert and Webb, collectively with GSB Acquisition, 210 Capital, RHA Partners, CCW Holdings, RHA Investments, and ACM, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.3 and incorporated herein by reference (the “Joint Filing Agreement”).

GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, each of RHA Partners and ACM are managed by their general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder.

Each of 210 Capital, RHA Partners, CCW Holdings, RHA Investments, ACM, Mr. Alpert and Mr. Webb declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), the beneficial owner of any securities directly held by GSB Acquisition covered by this Schedule 13D. Each of RHA Investments and Mr. Alpert declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities directly held by ACM covered by this Schedule 13D.

(b)     The address of the principal business office of each of the Reporting Persons is 8214 Westchester Drive, Suite 950, Dallas, Texas 75225.

(c)     GSB Acquisition was formed for the purpose of acquiring securities of the Issuer for investment purposes. The principal business of 210 Capital is serving as a holding company and managing the investments of its subsidiaries, including GSB Acquisition. The principal business of each of RHA Partners, CCW Holdings, and ACM is serving as a holding company and managing investments through partnerships and limited liability companies. The principal business of RHA Investments is serving as general partner of RHA Partners and ACM and managing their investments. The principal occupation of Mr. Alpert is serving as President and sole shareholder of RHA Investments. The principal occupation of Mr. Webb is serving as an investor and as sole member of CCW Holdings.

(d)     No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The place of organization and/or citizenship of each Reporting Person is listed in paragraph (a) of this Item 2.”

Item 3.	Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“Between February 9, 2017, and March 1, 2017, ACM acquired an aggregate of 181,500 shares of the Issuer’s Common Stock in open market transactions for aggregate consideration of $696,619 in cash (excluding commissions and other transaction fees), using working capital.

Between March 1, 2017, and March 2, 2017, GSB Acquisition acquired an aggregate of 74,800 shares of the Issuer’s Common Stock in open market transactions for aggregate consideration of $284,989 in cash (excluding commissions and other transaction fees), using working capital.”

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

“(a)     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page(s) hereto.

Each of 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities directly held by GSB Acquisition covered by this Schedule 13D. Each of RHA Investments and Mr. Alpert declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities directly held by ACM covered by this Schedule 13D.

(b)    Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

GSB Acquisition is the direct beneficial owner of 3,274,800 shares of the Issuer’s Common Stock covered by this Schedule 13D Mr. Webb is the direct beneficial owner of 231,507 shares of the Issuer’s Common Stock covered by this Schedule 13D and ACM is the direct beneficial owner of 231,500 shares of the Issuer’s Common Stock covered by this Schedule 13D. GSB Acquisition, Mr. Webb and ACM, as applicable, have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the respective shares of Common Stock of the Issuer that they directly own.

As sole member of GSB Acquisition, 210 Capital may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition. 210 Capital does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition.

As members of 210 Capital, each of RHA Partners and CCW Holdings may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition. Neither RHA Partners nor CCW Holdings own any shares of Common Stock of the Issuer directly and each of RHA Partners nor CCW Holdings disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition.

As sole member of CCW Holdings, Mr. Webb may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition. Mr. Webb holds 231,507 shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition.

As general partner of RHA Partners and ACM, RHA Investments may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition and ACM. RHA Investments does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition and ACM.

As President and sole shareholder of RHA Investments, Mr. Alpert may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition and ACM. Mr. Alpert does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition and ACM.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c)     Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Price Per Share	Description of Transaction
02/09/2017	Atlas Capital Management, L.P.	7,500	$3.801	Open Market Purchases
02/10/2017	Atlas Capital Management, L.P.	32,500	$3.8753	Open Market Purchases
02/14/2017	Atlas Capital Management, L.P.	20,000	$3.8345	Open Market Purchases
02/15/2017	Atlas Capital Management, L.P.	22,700	$3.8778	Open Market Purchases
02/16/2017	Atlas Capital Management, L.P.	26,000	$3.8817	Open Market Purchases
03/01/2017	Atlas Capital Management, L.P.	72,800	$3.7984	Open Market Purchases
03/01/2017	210/GSB Acquisition Partners, LLC	52,300	$3.7984	Open Market Purchases
03/02/2017	210/GSB Acquisition Partners, LLC	22,500	$3.837	Open Market Purchases

(d)     Not applicable.

(e)     Not applicable.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.2	Stock Purchase Agreement, dated as of January 9, 2017, by and among 210/GSB Acquisition Partners, LLC, Thomas W. Brown and David L. Mann (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of GlobalSCAPE, Inc. filed with the SEC on January 9, 2017).

99.3	Joint Filing Agreement (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2017

210/GSB ACQUISITION PARTNERS, LLC

By:	210 Capital, LLC
Its:	Sole Member

By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert H. Alpert
Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

210 CAPITAL, LLC

By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert H. Alpert
Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

COVENANT RHA PARTNERS, L.P.

By:	/s/ Robert H. Alpert
Its:	Authorized Signatory

CCW/LAW HOLDINGS, LLC

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

RHA INVESTMENTS, INC.

By:	/s/ Robert H. Alpert
Title:	President

ROBERT H. ALPERT

By:	/s/ Robert H. Alpert

C. CLARK WEBB

By:	/s/ C. Clark Webb

ATLAS CAPITAL MANAGEMENT, L.P.

By:	RHA Investments, Inc.
Its:	General Partner

By:	/s/ Robert H. Alpert
Its:	President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.2	Stock Purchase Agreement, dated as of January 9, 2017, by and among 210/GSB Acquisition Partners, LLC, Thomas W. Brown and David L. Mann (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of GlobalSCAPE, Inc. filed with the SEC on January 9, 2017).

99.3	Joint Filing Agreement (filed herewith).